UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioDelivery Sciences International, Inc.

(Full name of registrant)

(Former name if applicable)

4131 ParkLake Ave., Suite #225

Address of principal executive office (street and number)

Raleigh, NC 27612

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BioDelivery Sciences International, Inc. (the “Company”) requires up to five additional days to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 due to the auditors of the Company and Endo Pharmaceuticals, Inc. (“Endo”) and the Company requiring additional time to complete required valuation, audit and statement preparation work (including bargain purchase accounting) related to the Company’s January 2017 license termination transaction with Endo related to BELBUCA®. As previously reported, such transaction (in which the Company reacquired the rights to BELBUCA®) technically requires (under generally accepted accounting principles and Securities and Exchange Commission (the “SEC”) reporting rules) the preparation of separate audited and pro forma information related specifically to BELBUCA®. This is an SEC informational requirement only and has no bearing on the Company’s first quarter 2017 results of operations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ernest R. De Paolantonio	(919)	582-9050
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative Explanation Part IV, Item (3)

For the quarter ended March 31, 2017, the Company expects to report material increases in product sales revenue, total revenue, operating income and net income compared to the three months ended March 31, 2016. The increases are due primarily to: (i) the recognition of approximately $20 million in contract revenues which were previously classified (under generally accepted accounting principles) and reported as deferred revenue and (ii) the Company’s reacquisition of BELBUCA® in January 2017 and the commencement of the Company’s own sales and marketing initiatives for BELBUCA®.

BioDelivery Sciences International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2017	BioDelivery Sciences International, Inc.

	By:	/s/ Ernest R. De Paolantonio
Ernest R. De Paolantonio Chief Financial Officer, Treasurer and Secretary